CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(Unaudited)

Figures in million	Notes	Six months ended 31 December 2017	31 December 2016
Revenue		**735**	706
Cost of sales	2	**(658)**	(648)
Production costs		**(532)**	(529)
Impairment of assets		**(9)**	-
Amortisation and depreciation		**(94)**	(91)
Other expenses - net		**(23)**	(28)
Gross profit/(loss)		**77**	58
Corporate, administration and other expenditure		**(23)**	(16)
Exploration expenditure		**(6)**	(10)
Gains on derivatives		**25**	42
Other operating income/(expenses)	3	**15**	10
Operating profit/(loss)		**88**	84
Gain on bargain purchase		**-**	60
Acquisition related costs	6	**(3)**	-
Profit/(loss) from associate		**2**	(1)
Investment income		**17**	10
Finance cost		**(12)**	(9)
Profit/(loss) before taxation		**92**	144
Taxation	4	**(27)**	(34)
Current taxation		**(25)**	(26)
Deferred taxation		**(2)**	(8)
Net profit for the period		**65**	110
Attributable to:			
Owners of the parent		**65**	110
Earnings per ordinary share (cents)	5		
Basic earnings		**15**	25
Diluted earnings		**15**	24

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(Unaudited)

Figures in million	Six months ended	
	31 December 2017	31 December 2016
Net profit for the period	65	110
Other comprehensive income for the period, net of income tax	115	209
Items that may be reclassified subsequently to profit or loss:	115	209
Foreign exchange translation gain/(loss)	120	118
Remeasurement of derivative instruments		
Deferred gain on gold hedging contracts	(7)	114
Deferred taxation thereon	2	(23)
Total comprehensive income for the period	180	319
Attributable to:		
Owners of the parent	180	319

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

for the six months ended 31 December
(Unaudited)

Figures in million	Share capital	Other reserves	Accumulated loss	Total
Balance - 30 June 2017	4 036	(1 255)	(547)	2 234
Share-based payments	-	14	-	14
Net profit for the period	-	-	65	65
Other comprehensive income for the year	-	115	-	115
Dividends paid[1]	-	-	(12)	(12)
Balance - 31 December 2017	4 036	(1 126)	(494)	2 416
Balance - 30 June 2016	4 036	(1 591)	(531)	1 914
Share-based payments	-	13	-	13
Net profit for the period	-	-	110	110
Other comprehensive income for the year	-	209	-	209
Dividends paid[2]	-	-	(16)	(16)
Balance - 31 December 2016	4 036	(1 369)	(437)	2 230

[1] *Dividend of 3 US$ cents declared on 15 August 2017.*

[2] *Dividend of 4 US$ cents declared on 15 August 2016.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(Unaudited)

Figures in million	Notes	At 31 December 2017	At 30 June 2017
ASSETS			
Non-current assets			
Property, plant and equipment		**2 513**	2 292
Intangible assets		**49**	46
Restricted cash		**6**	5
Restricted investments		**229**	203
Investments in associates		**6**	4
Inventories		**3**	3
Trade and other receivables		**19**	14
Derivative financial assets	7	**21**	24
Total non-current assets		**2 846**	2 591
Current assets			
Inventories	8	**111**	86
Restricted cash		**3**	1
Trade and other receivables		**81**	76
Derivative financial assets	7	**129**	117
Cash and cash equivalents		**86**	95
Total current assets		**410**	375
Total assets		**3 256**	2 966
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		**4 036**	4 036
Other reserves		**(1 126)**	(1 255)
Accumulated loss		**(494)**	(547)
Total equity		**2 416**	2 234
Non-current liabilities			
Deferred tax liabilities	4	**138**	130
Provision for environmental rehabilitation		**216**	201
Provision for silicosis settlement	9	**77**	70
Retirement benefit obligation		**15**	14
Borrowings	10	**208**	23
Trade payables		**1**	1
Total non-current liabilities		**655**	439
Current liabilities			
Borrowings	10	**-**	140
Derivative financial liabilites		**2**	-
Trade and other payables	7	**183**	153
Total current liabilities		**185**	293
Total equity and liabilities		**3 256**	2 966

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(Unaudited)

Figures in million	Notes	Six months ended 31 December 2017	31 December 2016
Cash flow from operating activities			
Cash generated by operations		**153**	160
Interest received		**3**	3
Interest paid		**(4)**	(2)
Income and mining taxes paid		**(15)**	(24)
Cash generated by operating activities		**137**	137
Cash flow from investing activities			
Increase in restricted cash		**(2)**	-
Cash on acquisition of Hidden Valley		-	33
Proceeds from disposal of property, plant and equipment		-	3
Additions to property, plant and equipment	12	**(191)**	(106)
Cash utilised by investing activities		**(193)**	(70)
Cash flow from financing activities			
Borrowings raised	10	**215**	-
Borrowings repaid	10	**(162)**	(50)
Dividends paid		**(12)**	(16)
Cash generated/(utilised) by financing activities		**41**	(66)
Foreign currency translation adjustments		**6**	2
Net increase/(decrease) in cash and cash equivalents		**(9)**	3
Cash and cash equivalents - beginning of year		**95**	85
Cash and cash equivalents - end of year		**86**	88

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$)

(Unaudited)

1 Accounting policies

Basis of accounting

The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and IAS 34 *Interim Financial Reporting.* The accounting policies applied in the preparation of these interim financial statements are in terms of International Financial Reporting Standards and are consistent with those applied in the previous consolidated annual financial statements.

The interim financial data as of 31 December 2017 and for the six months ended 31 December 2017 and 31 December 2016 is unaudited. In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods.

The condensed consolidated financial statements were authorised for issue by the board of directors on 13 February 2018.

Recent developments

The amendment to IAS 7, *Statement of Cash Flows* has been adopted with effect 1 July 2017 and had no impact on the results of the group (other than disclosure within the full financial statements) in the current period.

As of 1 July 2018, IFRS 9 *Financial Instruments* and IFRS 15 *Revenue from Contracts with Customers* will become effective for the group. The impact of these two standards are discussed below.

Impact of the adoption of IFRS 9 – *Financial Instruments*

The group has performed a preliminary assessment of the potential impact of the adoption of IFRS 9 based on its position at 31 December 2017, which is subject to changes arising from further detailed analyses or additional reasonable and supportable information being made available to the group in the future.

Recognition and measurement

Overall, the group does not expect that the new guidance, if applied at 31 December 2017, would have had a significant impact on its balance sheet.

The group expects to continue measuring environmental rehabilitation obligation funds at fair value. Financial assets and trade and other receivables are held to collect contractual cash flows and have contractual cash flows that are solely payments of principal and interest. The group therefore expects that these will continue to be measured at amortised cost under IFRS 9. The group however will analyse the contractual cash flow characteristics of those instruments in more detail before concluding whether all those instruments meet the criteria for amortised cost measurement under IFRS 9. Investments in financial assets that are classified as held-to-maturity investments are expected to be classified under fair value through other comprehensive income and derivative financial assets will continue to be measured at fair value through profit and loss.

Financial liabilities

There will be no impact on the group's accounting for financial liabilities as the new requirements only affect those that are designated at fair value through profit or loss and the group's financial liabilities are all measured at amortised cost.

Impairment

IFRS 9 requires the group to record expected credit losses on all of its loans and trade receivables, either on a 12-month or lifetime basis. The group expects to apply the simplified approach and record lifetime expected losses on all trade receivables. The group is assessing the extent of this impact, but, in general, expects that the application of the expected credit loss model will result in earlier recognition of credit losses.

Hedge accounting

Hedge accounting in terms of IAS 39 is applied to Rand gold forward contracts entered into by the group as these contracts have been designated as cash flow hedging instruments. The effective portion of the unrealised gains and losses is recognised in other comprehensive income (other reserves). The gain or loss relating to the ineffective portion is recognised immediately in profit or loss within gains/losses on derivatives. The group intends to adopt IFRS 9 which is not expected to have a material impact on the hedge accounting for the group.

Disclosure

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the group's disclosures about its financial instruments particularly in the year of the adoption of the new standard. More granular credit risk and impairment disclosures will be required.

Impact of the adoption of IFRS 15 – *Revenue from Contracts with Customers*

Management has assessed the potential impact of IFRS 15 on the financial statements of the group and concluded that the group does not sell product based on multiple-element arrangements and it does not sell product on a provisional or variable pricing basis and as such the new standard is not expected to have a significant impact on the timing or amount of the group's revenue recognition.

The adoption of IFRS 15 will result in the recognition of by-product revenue in "revenue from product sales". Revenue from product sales includes gold income and by-product revenue. This change in classification results in a consequential increase in costs of sales, and therefore will not have an impact on previously reported gross profit or loss.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$)

(Unaudited)

1 Accounting policies continued

Recent developments continued

Harmony intends to apply IFRS 15 retrospectively to each prior reporting period presented in accordance with IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors* .

If IFRS 15 was retrospectively applied from 1 July 2017 to the earliest comparative period, it would have the following impact on revenue and cost of sales:

	Six months ended	
	31 December 2017	31 December 2016
Figures in million		
Revenue	735	706
By-product revenue	2	10
Revenue (restated)	737	716
% Change	0.3%	1%
Cost of sales	658	648
By-product revenue	2	10
Cost of sales (restated)	660	658
% Change	0.3%	1%

Functional and presentation currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). These condensed consolidated financial statements are presented in US dollar. For translation of the rand financial statement items to US dollar, the following averages were used for income statement items: 31 December 2017 - R13.40 per US$1; 31 December 2016 - R13.98 per US$1 (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case these items were translated at the rate on the date of the transactions). The closing rate of R12.32 per US$1 was used for 31 December 2017, while R13.11 per US$1 was used for 30 June 2017.

2 Cost of sales

	Six months ended	
	31 December 2017	31 December 2016
Figures in million		
Production costs - excluding royalty (a)	525	518
Royalty expense	7	11
Amortisation and depreciation	94	91
Impairment of assets (b)	9	-
Rehabilitation expenditure	4	6
Care and maintenance cost of restructured shafts	4	4
Employment termination and restructuring costs (c)	7	4
Share-based payments	9	14
Other	(1)	-
Total cost of sales	658	648

(a) Production costs for the six months ended 31 December 2017 were lower than the comparative period as Hidden Valley was developing stage 5 and 6 with the resultant costs capitalised.

(b) At 31 December 2017, management assessed the potential triggers for impairment. All key assumptions disclosed remained the same as at 30 June 2017, with the exception of the discount rates on the South African operations. Post-tax discount rates for the South African operations ranged between 9.29% and 12.13% (2017: 8.98% and 11.81%). The impairment for the six months ended 31 December 2017 is related to Unisel, where production performance negatively impacted on the recoverable amount. Also contributing to the impairment is the increase in the carrying value, as a result of the decrease in the deferred tax balance set off against the asset value. The recoverable amount of US$32.4 million was determined on a fair value less cost to sell basis. This is a fair value measurement classified as level 3. The impairment test on the other South African operations did not result in any impairments or reversals.

Sensitivity Analysis

One of the most significant assumptions that influence the life-of-mine plan and therefore the impairments is the expected commodity prices. A 10% decrease in the commodity price used in the cash flow models and the resource values used (with all other variables held constant) would have resulted in additional impairments as follows:

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$)

(Unaudited)

2 Cost of sales continued

    (b) Impairments continued
       Sensitivity Analysis continued

Figures in million	
Unisel	**15**
Bambanani	**17**
Kusasalethu	**140**
Tshepong Operations	**358**

The sensitivities of the other operations to this change has not changed significantly from the disclosure at 30 June 2017.

The impairment of the long-lived assets for the year ended 30 June 2017 consist of: Kusasalethu (US$51.9 million), Tshepong operations (US$19.4 million) and Target 1 (US$59.9 million). There were no reversals recognised in 2017.

    (c) The costs for the six months ended 31 December 2017 relate to a retrenchment programme that started in July 2017. The US$4.4 million recorded for the six months ended 31 December 2016 relates to consulting and contractor fees resulting from the acquisition of Newcrest's 50% interest in the Hidden Valley operation.

3 Other operating income/(expenses)

	Six months ended	
Figures in million	**31 December 2017**	31 December 2016
Social investment expenditure	**(2)**	(2)
Profit on sale of property, plant and equipment	**-**	3
Foreign exchange translation (refer to note 10)	**13**	9
Reversal of provision/(provision) for ARM BEE loan[1]	**3**	-
Other	**1**	-
Total other operating income/(expenses)	**15**	10

[1] *The provision was reversed following an increase in African Rainbow Minerals Limited's share price and dividends paid in the period between July 2017 and December 2017, which form part of the recoverability test at 31 December 2017.*

4 Taxation

The lower deferred tax expense in the December 2017 six months relates primarily to decreased tax rates compared to the December 2016 six months. Deferred tax rates decreased for Freegold from 20% to 12.5% and Randfontein (comprising Doornkop and Kusasalethu) from 10.1% to 3.8% following the annual reassessment of the rates. The decrease was due to a reduction in the profitability of the operations per their life-of-mine plans used as a base for the rate calculation at 30 June 2017.

5 Earnings per ordinary share

	Six months ended	
	31 December 2017	31 December 2016
Weighted average number of shares (million)	**441**	437
Weighted average number of diluted shares (million)	**454**	462
Total earnings per share (cents):		
Basic earnings	**15**	25
Diluted earnings	**15**	24

6 Acquisition of Moab Khotsong

On 19 October 2017, Harmony announced that it would acquire AngloGold Ashanti Limited's Moab Khotsong and Great Noligwa mines together with other assets and related infrastructure for a cash consideration of the Rand equivalent of US$300 million. The transaction is subject to approval from Harmony's shareholders and other conditions precedent, including regulatory approvals. The Board of Harmony has unanimously approved the transaction and has resolved to recommend the transaction to its shareholders. The transaction was approved by shareholders on 1 February 2018.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$)

(Unaudited)

6 Acquisition of Moab Khotsong continued

US$100 million of the consideration will be settled from Harmony's existing US$350 million syndicated loan facility. The remaining US$200 million will be funded through a fully underwritten US$200 million bridge facility, which has a 12-month term with similar terms and covenants as the existing loan facilities. The mandated bridge providers are UBS Limited, Nedbank Limited, Absa Bank Limited and JP Morgan Securities plc. Up to US$100 million of the bridge facility is expected to be financed from internal cash resources and debt facilities and approximately $100 million is expected to be refinanced through a private share placement or a rights issue.

The assets and liabilities will be acquired by a wholly-owned subsidiary of Harmony. When all conditions precedent have been met, Harmony will apply the principles of IFRS 3, *Business Combinations,* and the process of a purchase price allocation of the assets acquired and liabilities assumed will commence.

The acquisition-related costs relate to advisory services provided as part of the acquisition.

7 Derivative financial assets/liabilities

Figures in million	At 31 December 2017	At 30 June 2017
Non-current	**21**	24
Rand gold forward sale contracts (a)	21	23
US$ commodity contracts (b)	-	1
Current	**129**	117
Rand gold forward sale contracts (a)	84	82
US$ commodity contracts - net (b)	(1)	1
Foreign exchange hedging contracts (c)	46	34
Total derivative financial assets	**150**	141

(a) Harmony has entered into rand gold forward sale derivative contracts to hedge the risk of lower rand/gold prices. Cash flow hedge accounting is applied to these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves). During the six months ended 31 December 2017, the contracts that matured realised a gain of US$37.5 million (December 2016: US$16.7 million), of which US$37.5 million (December 2016: US$16.7 million) has been included in revenue and the ineffective portion of Rnil in gains on derivatives. The unamortised portion of the day one gain or loss amounted to US$1.9 million on 31 December 2017.

(b) During May 2017, Harmony began a hedging programme for Hidden Valley by entering into commodity hedging contracts. The contracts comprise US$ gold forward sale derivative contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. Hedge accounting is not applied and the resulting gains and losses are recorded in gains on derivatives in the income statement. The loss amounted to US$3.2 million.

(c) Harmony has entered into foreign exchange hedging contracts (forex hedging contracts) in the form of zero cost collars, which establish a floor and cap US$/Rand exchange rate at which to convert US dollars to Rands. As hedge accounting is not applied, the resulting gains and losses have been recorded in gains on derivatives in the income statement. These gains amounted to US$30.1 million (December 2016: US$42.5 million).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$)

(Unaudited)

7 Derivative financial assets/liabilities continued

The following table shows the open position at the reporting date:

	FY18		FY19				FY20		TOTAL
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	
US$ZAR									
US$m	120	111	94	38					363
Floor	14.02	14.01	14.09	14.57					14.10
Cap	15.03	15.02	15.09	15.62					15.10
R/gold									
'000 oz	54	54	54	51	51	24	24	17	329
R'000/kg	713	728	697	621	633	631	642	674	672
US$/gold									
'000 oz	17	24	24	24	12	12			113
US$/oz	1 279	1 284	1 288	1 291	1 312	1 315			1 292
Total gold									
'000 oz	71	78	78	75	63	36	24	17	442
US$/silver									
'000 oz	180	210	240	240					870
Floor	17.10	17.10	17.10	17.10					17.10
Cap	18.10	18.10	18.10	18.10					18.10

Refer to note 11 for details on the fair value measurements.

8 Inventories

Hidden Valley's run-of-mine stockpile increased from US$3.1 million in June 2017 to US$13.1 million in December 2017. This is due to the increase in development stripping and the temporary planned shutdown during the December 2017 period.

9 Provision for silicosis settlement

Harmony and certain of its subsidiaries (Harmony group), together with other mining companies, are named in a class action for silicosis and tuberculosis which was certified by the Johannesburg High Court in May 2016. The companies requested leave to appeal to the Supreme Court of Appeal (SCA), which was granted on 13 September 2016 and was scheduled to be heard from 19 – 23 March 2018.

A gold mining industry working group consisting of African Rainbow Minerals Limited, Anglo American South Africa Limited, AngloGold Ashanti Limited, Gold Fields Limited, Sibanye-Stillwater and Harmony (collectively the working group) was formed in November 2014 to address issues relating to the compensation and medical care for occupational lung diseases in the gold mining industry in South Africa. Essentially, the companies are seeking a comprehensive and sustainable solution which deals with both the legacy compensation issues and future legal frameworks which, while being fair to employees, also ensures the future sustainability of companies in the industry. The working group has engaged all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. The working group believes that achieving a comprehensive settlement which is fair to past, present and future employees and sustainable for the sector is preferable to protracted litigation.

At 30 June 2017, management had estimated Harmony's share of a possible settlement of the class action claims and related costs as US$69.9 million (pre-tax) which was recognised in the 2017 year. The time value of money recognised for the six months ended 31 December 2017 was US$2.7 million. There were no changes to the assumptions applied on the initial recognition of the provision.

The working group, as well as the claimants' attorneys, have subsequently requested the SCA to postpone the hearing of 19 - 23 March 2018, given the advanced stage at which negotiations for a settlement are at, which was granted.

The ultimate outcome of these matters remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval of the settlement. The provision recorded in the financial statements is consequently subject to adjustment or reversal in the future, depending on the progress of the working group discussions and stakeholder consultations, and the ongoing legal proceedings.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$)

(Unaudited)

10 Borrowings

During the six months ended 31 December 2017:

- R300 million (US$22.4 million) was repaid on the R1.0 billion Nedbank revolving credit facility (RCF) in September 2017.

- US$140 million (R1 847 million) was repaid on the existing US$ RCF in August 2017. On 28 July 2017, Harmony concluded an agreement for a new three-year syndicated facility of US$350 million (US$175 million term loan plus US$175 million RCF). The facility was negotiated on similar terms to the previous facility.US$175 million (R2 309 million) was drawn down on the term loan in August 2017. US$40 million (R547 million) was drawn down on the RCF during November 2017.

Figures in million	US$ term US dollar	US$ RCF US dollar	Rand facility SA rand
Borrowings summary at 31 December 2017			
Facility	175	175	1 000
Drawn down	175	40	-
Undrawn committed borrowing facilities	-	135	1 000
Maturity	July 2020	July 2020	February 2020
Interest rate	LIBOR + 3.15%	LIBOR + 3.00%	JIBAR + 3.15%

The foreign exchange translation movements on the US$ loan are as follows:

	Six months ended	
Figures in million	31 December 2017	31 December 2016
Translation gain on US$ revolving credit facility	15	10
Rand/US$ exchange rate:		
Closing/spot	12.32	13.79
Average	13.40	13.37

11 Financial risk management activities

Foreign exchange risk

Harmony's revenues are sensitive to the R/US$ exchange rate as all revenues are generated by gold sales denominated in US$. During 2016 Harmony started a foreign currency hedging programme in order to manage the foreign exchange risk. The limit currently set by the Board is $500 million, which amounts to approximately 35% of the group's foreign exchange risk exposure. Refer to note 7 for the details of the contracts. The audit and risk committee reviews the details of the programme quarterly.

Commodity price sensitivity

The profitability of the group's operations, and the cash flows generated by those operations, are affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony entered into derivative contracts to manage the variability in cash flows from the group's production, in order to create cash certainty and protect the group against lower commodity prices. The limits currently set by the Board are for 20% of the production from gold and 25% from silver over a 24-month period. Management continues to top-up these programmes as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels. The audit and risk committee reviews the details of the programme quarterly.
Refer to note 7 and the fair value determination section below for further detail on these contracts.

Credit risk

In April 2017, two of the three international rating agencies, Standard and Poor's and Fitch, downgraded South Africa's long-term sovereign credit rating due to increased perception of political risk and the risk of policy shifts that could undermine fiscal and economic growth in South Africa. Fitch downgraded the national and foreign currency rating to sub-investment grade whereas Standard and Poor's only downgraded the foreign currency rating to sub-investment grade and downgraded the national currency rating by one notch which is still investment grade. Moody's has kept the sovereign credit risk of South Africa as investment grade. This has led to the downgrade of various financial and parastatal institutions and companies in South Africa. This was largely limited to international scale ratings, not the national scale ratings.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$)

(Unaudited)

11 Financial risk management activities continued

Credit risk continued
The group has identified the following risks as a result of this downgrade, which are:

(i)   Increased credit risk;
(ii) Increased cost of capital; and
(iii) Difficulty in obtaining funding.

In assessing the credit worthiness of local institutions, management uses the national scale long-term ratings which are unchanged. Management will continue monitoring these ratings.

Fair value determination
The fair value levels of hierarchy are as follows:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets;
Level 2:   Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);
Level 3:   Inputs for the asset that are not based on observable market data (that is unobservable inputs).

The following table presents the group's assets and liabilities that are measured at fair value at reporting date:

	Fair value hierarchy level	At 31 December 2017	At 30 June 2017
Fair value through profit or loss financial assets			
Restricted investments[1]	Level 2	**72**	64
Derivative financial instruments - net[2]	Level 2	**148**	141

[1] The majority of the level 2 fair values are directly derived from the Top 40 index on the JSE, and are discounted at market interest rate. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The balance of the environmental trust funds are held to maturity and therefore not disclosed here.

[2] The mark-to market remeasurement of the following contracts is derived from:
- **Forex hedging contracts** *(zero cost collars)*: a Black-Scholes valuation technique, derived from spot rand/US$ exchange rate inputs, implied volatilities on the rand/US$ exchange rate, rand/US$ inter-bank interest rates and discounted at market interest rate (zero-coupon interest rate curve).
- **Rand gold hedging contracts** *(forward sale contracts)*: spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at market interest rate.
- **US$ gold hedging contracts** *(forward sale contracts)*: spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at market interest rate.
- **Silver hedging contracts** *(zero cost collars)*: a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at market interest rate.

For all other financial instruments, fair value approximates carrying value.

12 Net additions to property, plant and equipment

	Six months ended	
Figures in million	**31 December 2017**	31 December 2016
Capital expenditure - operations	**91**	81
Additions resulting from development at Hidden Valley[1]	**83**	16
Capital and capitalised exploration and evaluation expenditure for Golpu	**14**	8
Additions resulting from stripping activities	**4**	-
Other[2]	**(1)**	(2)
Net additions	**191**	103

[1] December 2017 includes capitalised revenue of US$11.9 million.

[2] Includes sale of Ernest Oppenheimer Hospital in the six months ended 31 December 2016.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$)

(Unaudited)

13 Commitments and contingencies

Figures in million	At 31 December 2017	At 30 June 2017
Capital expenditure commitments:		
Contracts for capital expenditure	**37**	28
Authorised by the directors but not contracted for	**153**	60
	190	88

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liabilities

For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2017.

14 Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.

Movement in shares owned by directors/prescribed officers for six months ended 31 December 2017:

Name of director/prescribed officer	Shares purchased in open market	Shares sold in open market	Performance shares vested and retained
Frank Abbott (Financial director) [1]	-	-	141 075
Beyers Nel (Chief Operating Officer: SA)[1]	-	-	24 933
Phillip Tobias (Chief Operating Officer: new business)[1]	-	-	31 166
Johannes van Heerden (Chief Executive Officer: South-east Asia)	-	-	50 000

[1] These shares have been voluntarily locked-up in terms of the minimum shareholding requirement of the 2006 Share Plan but remains beneficially owned.

15 Segment report

As of 1 July 2017, Tshepong and Phakisa, previously two separate segments have been integrated. As a result, they now form one segment, Tshepong operations, and the results for the 2017 year have been re-presented for this change. The shafts have been integrated to take advantage of their close proximity, which allows for existing infrastructure to be optimised. From this date, the chief operating decision-maker has reviewed the single segment information.

The segment report follows after note 17.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$)

(Unaudited)

16 Reconciliation of segment information to condensed consolidated income statements and balance sheets

The "Reconciliation of segment information to condensed consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report.

	Six months ended	
Figures in million	**31 December 2017**	31 December 2016
Reconciliation of production profit to gross profit		
Total segment revenue	**735**	706
Total segment production costs	**(532)**	(529)
Production profit per segment report	**203**	177
Impairment of assets	**(9)**	-
Amortisation and depreciation	**(94)**	(91)
Other expenses - net	**(23)**	(28)
Gross profit as per income statements[1]	**77**	58
Reconciliation of total segment mining assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets	**99**	93
Undeveloped property	**417**	373
Other non-mining assets	**15**	12
Wafi-Golpu assets	**150**	128
	681	606

[1] *The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.*

17 Subsequent events

See note 6 for changes related to the Moab Khotsong transaction since the reporting date.

Segment report (US$/Imperial)

For the six months ended 31 December (Unaudited)

	Revenue 31 December		Production cost 31 December		Production profit 31 December		Mining assets 31 December		Capital expenditure# 31 December		Ounces produced* 31 December		Tons milled* 31 December	
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000	
South Africa														
Underground														
Tshepong operations[a]	221	190	147	132	74	58	696	612	36	25	163 745	148 473	990	950
Bambanani	61	61	34	31	27	30	57	56	2	3	45 333	47 583	134	135
Joel	41	55	36	35	5	20	81	60	10	9	29 193	41 732	277	295
Doornkop	69	56	49	43	20	13	244	217	9	8	52 920	42 375	383	349
Target 1	68	47	51	47	17	-	160	203	12	10	50 284	37 005	409	424
Kusasalethu	96	90	77	73	19	17	226	264	11	10	72 178	70 121	358	357
Masimong	65	51	44	40	21	11	32	33	5	4	48 355	39 578	364	365
Unisel	31	39	33	30	(2)	9	33	38	4	3	22 987	30 479	248	240
Surface														
All other surface operations	71	65	50	51	21	14	43	30	5	8	53 724	51 023	7 469	6 194
Total South Africa	**723**	**654**	**521**	**482**	**202**	**172**	**1 572**	**1 513**	**94**	**80**	**538 719**	**508 369**	**10 632**	**9 309**
International														
Hidden Valley[b]	12	52	11	47	1	5	259	103	83	25	21 284	45 493	798	1 360
Total international	**12**	**52**	**11**	**47**	**1**	**5**	**259**	**103**	**83**	**25**	**21 284**	**45 493**	**798**	**1 360**
Total operations	**735**	**706**	**532**	**529**	**203**	**177**	**1 831**	**1 616**	**177**	**105**	**560 003**	**553 862**	**11 430**	**10 669**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 16)							681	605						
	735	**706**	**532**	**529**	**203**	**177**	**2 512**	**2 221**	**177**	**105**	**560 003**	**553 862**	**11 430**	**10 669**

Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$14 million (2016: US$8 million).

[a] Tshepong and Phakisa were two separate segments for the 2017 financial year. As of 1 July 2017, they have been integrated into Tshepong operations and will be treated as one segment for the 2018 financial year. December 2016 amounts have been re-presented as a result of the integration.

[b] Capital expenditure comprises of expenditure of US$95 million net of capitalised revenue of US$12 million.